UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2021).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    February 2, 2021

February 2, 2021

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Nine Months Ended December 31, 2020 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 12, 2021

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2020)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2020			¥ 2,894,820	(16.8)%	¥594,881	(26.7)%	¥433,929	(29.0)%
Nine months ended December 31, 2019			3,479,100	(4.4)	811,829	(12.8)	610,830	(4.2)
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2020: ¥ 1,080,200 million [52.4%]
		(b) for the nine months ended December 31, 2019: ¥ 708,774 million [40.0%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2020			¥ 316.70		¥ 316.55
Nine months ended December 31, 2019			443.60		443.33
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2020			¥ 233,005,116		¥ 11,513,726		4.9%
March 31, 2020			219,863,518		10,784,903		4.9
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2020: ¥ 11,443,818 million (b) as of March 31, 2020: ¥ 10,719,969 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2020	¥ —	¥ 90.00	¥ —	¥ 100.00	¥ 190.00
Fiscal year ending March 31, 2021	—	95.00	—
Fiscal year ending March 31, 2021 (Forecast)				95.00	190.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2021)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2021	¥ 400,000	(43.2)%	¥ 291.88

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2020.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(4) Number of shares issued (common stock)

	As of December 31, 2020	As of March 31, 2020
(a) Number of shares issued (including treasury stocks)	1,374,040,061 shares	1,373,171,556 shares
(b) Number of treasury stocks	3,608,963 shares	3,645,043 shares

	Nine months ended December 31, 2020	Nine months ended December 31, 2019
(c) Average number of shares issued in the period	1,370,141,779 shares	1,376,994,639 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2020 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1)	Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2021 including the period for the nine months ended December 31, 2020. Amounts of Income taxes include Income taxes-deferred.

(2)	Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard etc. for Fair Value Measurement

The Company applies “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the period for the three months ended June 30, 2020.

Due to the application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s own credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting standards for fair value measurement” and Item 44-2 of “Accounting standard for financial instrument”, (ASBJ Statement No.10, July 4, 2019) the company has applied new accounting policies since the beginning of the period for the three months ended June 30, 2020. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of Accounting standards for fair value measurement, the cumulative effects are adjusted to “Retained earnings” of the beginning of the period for the nine months ended December 31, 2020, in the case that the new accounting policy is retroactively applied previous to the beginning of the period for the three months ended June 30, 2020.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, and “Retained earnings” decreased by ¥41,849 million at the beginning of the period for the nine months ended December 31, 2020.

(3)	Changes in accounting policies due to reasons other than above (2)

Changes in Recognition of installment-sales-related income and installment-sales-related expenses

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying a method for which installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the period for the three months ended June 30, 2020, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

The change is made to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the quarterly consolidated financial statements for the nine months ended December 31, 2019 and the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥542,446 million respectively, “Interest income” increased by ¥23,844 million, and “Other operating income” decreased by ¥566,291 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the nine months ended December 31, 2019. There is also no cumulative effect on “Net assets” at the beginning of the fiscal year ended March 31, 2020.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2020	December 31, 2020

Assets:
Cash and due from banks	¥61,768,573	¥69,296,024
Call loans and bills bought	896,739	2,567,080
Receivables under resale agreements	8,753,816	4,403,022
Receivables under securities borrowing transactions	5,005,103	4,991,008
Monetary claims bought	4,559,429	4,590,434
Trading assets	7,361,253	6,764,256
Money held in trust	353	310
Securities	27,128,751	34,118,251
Loans and bills discounted	82,517,609	83,936,025
Foreign exchanges	2,063,284	2,183,342
Lease receivables and investment assets	219,733	222,938
Other assets	8,298,393	8,665,573
Tangible fixed assets	1,450,323	1,471,043
Intangible fixed assets	753,579	749,354
Net defined benefit asset	230,573	381,035
Deferred tax assets	26,314	29,356
Customers’ liabilities for acceptances and guarantees	9,308,882	9,208,815
Reserve for possible loan losses	(479,197)	(572,756)

Total assets	¥219,863,518	¥233,005,116

Liabilities:
Deposits	¥127,042,217	¥139,722,833
Negotiable certificates of deposit	10,180,435	10,445,344
Call money and bills sold	3,740,539	1,646,879
Payables under repurchase agreements	13,237,913	12,925,633
Payables under securities lending transactions	2,385,607	2,135,263
Commercial paper	1,409,249	1,810,686
Trading liabilities	6,084,528	5,510,831
Borrowed money	15,210,894	17,530,442
Foreign exchanges	1,461,308	961,256
Short-term bonds	379,000	517,500
Bonds	9,235,639	8,605,083
Due to trust account	1,811,355	2,098,414
Other liabilities	7,011,967	7,571,272
Reserve for employee bonuses	73,868	49,073
Reserve for executive bonuses	3,362	—
Net defined benefit liability	35,777	36,059
Reserve for executive retirement benefits	1,270	1,050
Reserve for point service program	26,576	26,821
Reserve for reimbursement of deposits	4,687	783
Reserve for losses on interest repayment	142,890	114,682
Reserves under the special laws	3,145	3,663
Deferred tax liabilities	257,384	538,990
Deferred tax liabilities for land revaluation	30,111	30,009
Acceptances and guarantees	9,308,882	9,208,815

Total liabilities	209,078,615	221,491,390

Net assets:
Capital stock	2,339,964	2,341,274
Capital surplus	692,003	693,196
Retained earnings	6,336,311	6,412,912
Treasury stock	(13,983)	(13,687)

Total stockholders’ equity	9,354,296	9,433,696

Net unrealized gains (losses) on other securities	1,371,407	2,014,427
Net deferred gains (losses) on hedges	82,257	80,915
Land revaluation excess	36,878	37,047
Foreign currency translation adjustments	(32,839)	(123,383)
Accumulated remeasurements of defined benefit plans	(92,030)	1,114

Total accumulated other comprehensive income	1,365,673	2,010,122

Stock acquisition rights	2,064	1,798
Non-controlling interests	62,869	68,109

Total net assets	10,784,903	11,513,726

Total liabilities and net assets	¥219,863,518	¥233,005,116

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2019	2020

Ordinary income	¥3,479,100	¥2,894,820
Interest income	1,915,252	1,369,224
Interest on loans and discounts	1,319,430	1,019,011
Interest and dividends on securities	249,199	196,888
Trust fees	3,396	3,385
Fees and commissions	961,201	947,126
Trading income	165,376	195,689
Other operating income	244,856	234,697
Other income	189,017	144,698
Ordinary expenses	2,667,271	2,299,939
Interest expenses	933,048	412,803
Interest on deposits	357,417	120,076
Fees and commissions payments	160,255	156,336
Other operating expenses	123,307	110,596
General and administrative expenses	1,299,281	1,279,352
Other expenses	151,379	340,851

Ordinary profit	811,829	594,881

Extraordinary gains	23,765	824
Extraordinary losses	4,163	8,633

Income before income taxes	831,431	587,071

Income taxes	204,996	151,654

Profit	626,434	435,417

Profit attributable to non-controlling interests	15,603	1,487

Profit attributable to owners of parent	¥610,830	¥433,929

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2019	2020

Profit	¥626,434	¥435,417
Other comprehensive income	82,340	644,783
Net unrealized gains (losses) on other securities	121,424	641,402
Net deferred gains (losses) on hedges	9,380	(5,587)
Foreign currency translation adjustments	(36,623)	(91,191)
Remeasurements of defined benefit plans	2,985	92,798
Share of other comprehensive income of affiliates	(14,826)	7,360

Total comprehensive income	708,774	1,080,200

Comprehensive income attributable to owners of parent	691,402	1,077,620
Comprehensive income attributable to non-controlling interests	17,371	2,580

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2020

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2020 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2020 (A)	Change (A) - (B)	Nine months ended December 31, 2019 (B)
Consolidated gross profit	1	2,070,386	(3,086)	2,073,472
Net interest income	2	956,420	(25,783)	982,203
Trust fees	3	3,385	(11)	3,396
Net fees and commissions	4	790,789	(10,157)	800,946
Net trading income	5	195,689	30,313	165,376
Net other operating income	6	124,101	2,553	121,548
General and administrative expenses	7	(1,279,352)	19,929	(1,299,281)
Equity in gains (losses) of affiliates	8	19,586	(28,009)	47,595

Consolidated net business profit	9	810,620	(11,166)	821,786

Total credit cost	10	(234,765)	(138,307)	(96,458)
Credit costs	11	(244,339)	(138,377)	(105,962)
Write-off of loans	12	(90,761)	(20,506)	(70,255)
Provision for reserve for possible loan losses	13	(139,306)	(107,102)	(32,204)
Others	14	(14,271)	(10,769)	(3,502)
Recoveries of written-off claims	15	9,573	69	9,504
Gains (losses) on stocks	16	72,712	(21,139)	93,851
Other income (expenses)	17	(53,685)	(46,334)	(7,351)

Ordinary profit	18	594,881	(216,948)	811,829

Extraordinary gains (losses)	19	(7,809)	(27,410)	19,601
Gains (losses) on disposal of fixed assets	20	(562)	(951)	389
Losses on impairment of fixed assets	21	(7,134)	(4,491)	(2,643)
Gains on step acquisitions	22	404	(21,593)	21,997
Income before income taxes	23	587,071	(244,360)	831,431
Income taxes	24	(151,654)	53,342	(204,996)
Profit	25	435,417	(191,017)	626,434
Profit attributable to non-controlling interests	26	(1,487)	14,116	(15,603)

Profit attributable to owners of parent	27	433,929	(176,901)	610,830

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

4.   The Company changed the recognition of installment-sales-related income and installment-sales-related expenses from the beginning of this period and the change in accounting policies is applied retroactively for the nine months ended Decmber 31, 2019. As a result, comparing before and after the retroactive application, Net interest income increased by 23,844 million yen, and Net other operating income decreased by 23,844 million yen.

	Number of consolidated subsidiaries and affiliates
		December 31, 2020		March 31, 2020
			Change
Consolidated subsidiaries	28	177	3	174
Equity method affiliates	29	95	(6)	101

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2020 (A)	Change (A) - (B)	Nine months ended December 31, 2019 (B)
Gross banking profit	1	1,075,373	8,440	1,066,933
Net interest income	2	643,667	(8,514)	652,181
Trust fees	3	1,366	(72)	1,438
Net fees and commissions	4	228,189	(7,309)	235,498
Net trading income	5	61,102	(2,104)	63,206
Net other operating income	6	141,048	26,439	114,609

Gains (losses) on bonds	7	107,412	18,350	89,062
Expenses (excluding non-recurring losses)	8	(605,464)	2,783	(608,247)
Personnel expenses	9	(240,178)	1,974	(242,152)
Non-personnel expenses	10	(323,139)	4,744	(327,883)
Taxes	11	(42,146)	(3,935)	(38,211)

Banking profit (before provision for general reserve for possible loan losses)	12	469,909	11,223	458,686

Gains (losses) on bonds	13	107,412	18,350	89,062
Core banking profit (12-13)	14	362,496	(7,127)	369,623
excluding gains (losses) on cancellation of investment trusts	15	341,238	(4,163)	345,401

Provision for general reserve for possible loan losses	16	(102,468)	(101,626)	(842)
Banking profit	17	367,441	(90,402)	457,843
Non-recurring gains (losses)	18	(42,252)	(8,962)	(33,290)
Credit costs	19	(37,747)	(27,073)	(10,674)
Gains on reversal of reserve for possible loan losses	20	—	—	—
Recoveries of written-off claims	21	20	(1)	21
Gains (losses) on stocks	22	47,462	(48,290)	95,752
Gains on sales of stocks	23	77,170	(43,606)	120,776
Losses on sales of stocks	24	(3,922)	15,004	(18,926)
Losses on devaluation of stocks	25	(25,784)	(19,688)	(6,096)
Other non-recurring gains (losses)	26	(51,988)	66,401	(118,389)

Ordinary profit	27	325,188	(99,365)	424,553

Extraordinary gains (losses)	28	(4,427)	(2,357)	(2,070)
Gains (losses) on disposal of fixed assets	29	(144)	(365)	221
Losses on impairment of fixed assets	30	(4,283)	(1,991)	(2,292)
Income before income taxes	31	320,761	(101,722)	422,483
Income taxes	32	(93,222)	49,197	(142,419)

Net income	33	227,538	(52,525)	280,063

Total credit cost (16+19+20+21)	34	(140,194)	(128,699)	(11,495)
Provision for general reserve for possible loan losses	35	(102,468)	(101,626)	(842)
Write-off of loans	36	(17,289)	(9,755)	(7,534)
Provision for specific reserve for possible loan losses	37	(11,948)	(12,138)	190
Losses on sales of delinquent loans	38	(8,508)	(5,178)	(3,330)
Provision for loan loss reserve for specific overseas countries	39	(0)	(0)	(0)
Recoveries of written-off claims	40	20	(1)	21

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
	Nine months ended					Nine months ended December 31, 2019 (B)
	December 31, 2020 (A)				Change (A) - (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31
Interest earned on loans and bills discounted (a)	0.84	0.82	0.84	0.83	(0.08)	0.91
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.84	0.82	0.84	0.83	(0.08)	0.91

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.87	0.85	0.87	0.86	(0.07)	0.93
Interest spread (c) - (b)	0.87	0.85	0.87	0.86	(0.07)	0.93

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2020		March 31, 2020
			Change from March 31, 2020
Bankrupt and quasi-bankrupt assets	1	128.5	40.6	87.9
Doubtful assets	2	353.0	26.2	326.9
Substandard loans	3	276.2	40.7	235.5
Total (A)	4	757.7	107.5	650.3

Normal assets	5	96,578.7	1,305.5	95,273.2
Grand total (B)	6	97,336.4	1,412.9	95,923.5
				(%)
NPL ratio (A/B)	7	0.78	0.10	0.68

Amount of direct reduction		160.1	17.3	142.8

SMBC non-consolidated				(Billions of yen)
		December 31, 2020		March 31, 2020
			Change from March 31, 2020
Bankrupt and quasi-bankrupt assets	8	113.4	40.4	73.0
Doubtful assets	9	270.9	10.0	260.8
Substandard loans	10	104.1	9.3	94.8
Total (A)	11	488.3	59.7	428.6

Normal assets	12	93,742.0	944.6	92,797.4
Grand total (B)	13	94,230.3	1,004.3	93,226.0
				(%)
NPL ratio (A/B)	14	0.52	0.06	0.46

Amount of direct reduction		109.2	13.8	95.4

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2020					March 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2020	Gains	Losses
Held-to-maturity securities	1	22.3	(0.0)	(0.2)	0.0	0.0	282.4	0.1
Other securities	2	34,022.9	2,827.5	935.2	2,913.4	85.9	26,649.2	1,892.3
Stocks	3	3,485.4	2,038.2	768.6	2,082.8	44.6	2,736.8	1,269.6
Bonds	4	17,154.1	19.8	(1.7)	34.4	14.6	10,067.4	21.5
Japanese government bonds	5	13,843.1	(6.6)	0.5	4.1	10.7	7,087.9	(7.1)
Others	6	13,383.4	769.5	168.2	796.2	26.7	13,845.0	601.2
Foreign bonds	7	10,910.0	153.8	(101.9)	178.6	24.8	11,649.5	255.7
Other money held in trust	8	0.3	—	—	—	—	0.4	—
Total	9	34,045.5	2,827.5	935.0	2,913.4	86.0	26,931.9	1,892.5
Stocks	10	3,485.4	2,038.2	768.6	2,082.8	44.6	2,736.8	1,269.6
Bonds	11	17,176.4	19.8	(1.8)	34.4	14.6	10,349.8	21.7
Others	12	13,383.7	769.5	168.2	796.2	26.7	13,845.4	601.2

SMBC non-consolidated								(Billions of yen)
		December 31, 2020					March 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2020	Gains	Losses
Held-to-maturity securities	13	22.3	(0.0)	0.1	0.0	0.0	22.3	(0.1)
Stocks of subsidiaries and affiliates	14	4,236.2	(130.2)	(3.3)	1.0	131.2	4,182.0	(126.8)
Other securities	15	30,660.2	2,304.7	848.5	2,386.6	82.0	23,541.4	1,456.2
Stocks	16	3,311.3	1,969.3	758.5	2,011.9	42.6	2,576.6	1,210.7
Bonds	17	17,068.0	19.7	(1.7)	34.3	14.6	9,978.4	21.4
Japanese government bonds	18	13,838.1	(6.6)	0.5	4.1	10.7	7,083.9	(7.1)
Others	19	10,281.0	315.7	91.7	340.5	24.8	10,986.4	224.0
Foreign bonds	20	8,322.5	99.5	(83.8)	122.8	23.2	9,253.1	183.4
Total	21	34,918.7	2,174.4	845.2	2,387.7	213.2	27,745.8	1,329.2
Stocks	22	3,774.5	1,970.3	759.2	2,012.9	42.6	3,057.1	1,211.2
Bonds	23	17,090.3	19.7	(1.7)	34.3	14.6	10,000.7	21.4
Others	24	14,053.9	184.4	87.7	340.5	156.0	14,688.0	96.7

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	“Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31) are applied from the fiscal year ending March 31, 2021. Due to the application, the net unrealized gains (losses) for the nine months ended December 31, 2020 are measured based on market prices of the securities as of the balance sheet date. For the year ended March 31, 2020, stocks within Other securities and foreign stocks within Others of Other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.

Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 4 billion yen and losses of 26.4 billion yen were recognized in the statements of income for the nine months ended December 31, 2020 and for the year ended March 31, 2020, respectively.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2020		March 31, 2020
		Change from March 31, 2020
Domestic deposits	111,149.3	8,965.3	102,184.0
Individual	53,163.3	4,110.4	49,053.0
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	80,835.0	647.6	80,187.4
Domestic offices (excluding offshore banking accounts)	57,151.8	2,538.4	54,613.3
Overseas offices and offshore banking accounts	23,683.2	(1,890.8)	25,574.1
6. ROE
Consolidated			(%)
	Nine months ended December 31, 2020		Nine months ended December 31, 2019
		Change
ROE (denominator: Total stockholders’ equity)	6.1	(2.8)	8.9

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2